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Exhibit 12.1

Statement RE: Ratio of Earnings to Fixed Charges
(in thousands, except for ratios)

	Year Ended December 31,					Three Months Ended March 31,
	2003	2002	2001	2000	1999	2004	2003
RATIO OF EARNINGS TO FIXED CHARGES
Loss before income taxes and cumulative effect of accounting change	$(46,682)	$(107,468)	$(250,008)	$(97,403)	$(38,448)	$(40,000)	$(19,949)
Add: Fixed charges	19,670	18,293	16,297	13,726	2,470	16,439	4,559
Less: Capitalized interest	—	—	(1,230)	—	—	—	—

Earnings	$(27,012)	$(89,175)	$(234,941)	$(83,677)	$(35,978)	$(23,561)	$(15,390)

Interest expense	$17,897	$16,613	$13,431	$12,138	$2,075	$16,035	$4,152
Amortization of debt issuance costs	1,430	1,268	1,366	1,254	131	322	318
Capitalized interest	—	—	1,230	—	—	—	—
Estimated interest portion of rental expense	343	412	270	334	264	82	89

Fixed charges	$19,670	$18,293	$16,297	$13,726	$2,470	$16,439	$4,559

Deficiency of earnings available to cover fixed charges	$(46,682)	$(107,468)	$(251,238)	$(97,403)	$(38,448)	$(40,000)	$(19,949)

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A	N/A	N/A

        For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as consolidated income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest of all indebtedness, estimated interest within rental expense and amortization of debt issuance costs.

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  Exhibit 12.1
Statement RE: Ratio of Earnings to Fixed Charges (in thousands, except for ratios)